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                                  EXHIBIT 99.1

                     DESCRIPTION OF REGISTRANT'S SECURITIES


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                                                                    EXHIBIT 99.1

                     DESCRIPTION OF REGISTRANT'S SECURITIES


         QNB Corp. is authorized by its Amended and Restated Articles of Incorporation to issue 5,000,000 shares of common stock, $1.25 par value per share.

         The following is a summary of certain rights and provisions of the common stock. The summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and By-laws of QNB Corp. and the Pennsylvania Business Corporation Law.

DIVIDEND RIGHTS AND LIMITATIONS ON PAYMENT OF DIVIDENDS. The holders of common stock are entitled to dividends and other distributions as and when declared by the Board of Directors of QNB Corp. from assets legally available therefor. Specifically, dividends may be paid in cash, property or shares of common stock, unless QNB Corp. is insolvent or the dividend payment would render it insolvent; and payment may be made in cash or property only from QNB Corp.'s unreserved and unrestricted earned surplus, or out of its capital surplus available for dividends.

VOTING RIGHTS. The holders of common stock have one vote for each share on all matters presented for a shareholder vote. Cumulative voting of shares does not exist.

LIQUIDATION RIGHTS. Upon the voluntary or involuntary dissolution, liquidation or winding up of the affairs of QNB Corp., after the payment in full of its debts and other liabilities, the remainder of its assets, if any, are to be distributed ratably among the shareholders of the common stock.

CONVERSION AND PREEMPTIVE RIGHTS. The holders of common stock have no conversion or preemptive rights with respect to the issuance of QNB Corp. securities.

REDEMPTION AND SINKING FUND PROVISIONS. The common stock is not subject to any redemption or sinking fund provisions.

LIABILITY TO FURTHER CALLS OR TO ASSESSMENTS BY THE CORPORATION. The common stock is not subject to liability for further calls or to assessments by QNB Corp.

         QNB Corp.'s Articles of Incorporation contain certain provisions that holders may deem to be "anti-takeover" in nature.

         Article VIII of QNB's Articles of Incorporation sets forth the principal provisions intended to discourage attempts to acquire control of QNB Corp. without the support of at least a majority of QNB's Board of Directors. In addition, certain other provisions of the Articles of Incorporation, although not intended primarily to deter attempts to acquire control of QNB Corp.


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may, as described below, deter attempts and/or give QNB Corp. certain additional means of responding to takeover attempts by persons who do not have the support of at least a majority of QNB Corp.'s Board of Directors.

         The Articles of Incorporation generally provide that any merger, consolidation, sale of substantially all of QNB Corp.'s shareholders equity (or their affiliates or associates), more fully described below, or other similar transactions must be approved by the affirmative vote of not less than 75% of QNB's then outstanding voting stock. Under the Articles of Incorporation, the 75% affirmative stockholder vote would not be required if:

         o a majority of the Board of Directors has given prior approval to the acquisition by the Related Person (as defined below) involved in the Business Combination, (as defined below) of 20% or more of the outstanding shares of common stock which resulted in that person becoming a Related Person, or

         o approved the Business Combination prior to the time that the person became a Related Person.

         The term "Business Combination" means:

         o any merger or consolidation of QNB Corp. or a Subsidiary with or into a Related Person,

         o any sale, lease, exchange, transfer or other disposition, including without limitation, a mortgage or any other security device of all or any substantial part of the assets of QNB Corp. (including without limitation any securities of a Subsidiary) or of a Subsidiary, to a Related Person,

         o any merger or consolidation of a Related Person with or into QNB Corp. or a Subsidiary,

         o any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a Related Person to QNB Corp. or a Subsidiary,

         o the issuance of any securities of QNB Corp. or a Subsidiary to a Related Person,

         o the acquisition by QNB Corp. or a Subsidiary of any securities of a Related Person,

         o any reclassification of voting stock of QNB Corp., or any recapitalization involving voting stock of QNB Corp., consummated within five years after a Related Person became a Related Person,



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         o        any loan or other extension of credit by QNB Corp. or a
                  Subsidiary to the Related Person or any guarantees by QNB Corp. or a Subsidiary of any loan or other extension of credit by any person to a Related Person, and

         o any agreement, contract or other arrangement provided for any of the transactions described in this definition of Business Combination.

         A "Related Person" is any individual, corporation, partnership or other person or entity which, together with its "affiliates" and "associates" (as those terms are defined in QNB Corp.'s Articles of Incorporation) is the beneficial owner, directly or indirectly, of 20% or more of QNB Corp.'s outstanding voting stock.

         The Articles of Incorporation also provide that, when evaluating any offer by another party or a tender or exchange offer for any equity security of QNB Corp. or to enter into a merger or other Business Combination with QNB Corp., the Board may consider, among other factors:

         o the social and economic effects on the employees, customers and other institutions of QNB Corp. and its subsidiaries and on the communities in which QNB Corp. and its subsidiaries operate or are located, and

         o the desirability of QNB Corp. continuing as an independent entity.

         Article VIII of QNB Corp.'s Articles of Incorporation may be amended or repealed only by the affirmative vote of holders of 75% of QNB's outstanding shares of stock then entitled to vote.

         In the absence of the provision in Article VIII requiring a 75% vote of shareholders (unless a majority of the Board of Directors approves the transaction) to approve Business Combinations, a person acquiring control of more than 50% of the voting shares of QNB Corp. could subsequently use its control to force majority shareholders to dispose of their shares at a price that would not reflect any premium the person may have paid to acquire its controlling interest. Instead, the controlling person would essentially set the price. The price may be lower than the price paid to acquire control, or be paid in a less desirable form (e.g., in equity or debt securities instead of cash). The provisions in QNB Corp.'s Articles of Incorporation tend to discourage a Related Person who seeks to obtain control of QNB Corp. at a relatively low price through a subsequent Business Combination, because acquisition of the remaining equity interests could not be assured unless a majority of the directors or 75% of the shareholders approve the transaction prior to the Related Person becoming a Related Person.

         This supermajority voting provision may, in some cases, be disadvantageous to some shareholders, because tender offers or other non-open market acquisitions of stock are usually made at prices above the prevailing market price of a company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than would otherwise be the case. However, because this supermajority provision in QNB Corp.'s Articles of Incorporation may


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discourage these purchases, particularly purchases of less than all of QNB
Corp.'s shares, it may deprive shareholders of an opportunity to sell their stock at a higher price. Moreover, the provision may decrease the likelihood that a tender offer will be made and as a result may adversely affect those shareholders who would desire to participate in a tender offer. A potential purchaser of stock seeking to obtain control may also be discouraged from purchasing stock because a 75% shareholder vote would be required in order to change or eliminate these provisions.

         These provisions also give veto power to the holders of a minority of the voting shares with respect to a Business Combination, even when a majority of the shareholders may believe it is in their best interests. Thus, the supermajority provision in Article VIII may tend to insulate current management against the possibility of removal in the event of a takeover bid.

         In addition, the Articles of Incorporation contain provisions which, although not directly concerned with Business Combinations or acquisitions of QNB Corp. voting stock, shareholders may deem to have an anti-takeover effect. These provisions are described below.

         The Articles of Incorporation provide for a classified Board of Directors. A classified Board may help to moderate the pace of any change in control of the Board of Directors by extending the time required to elect a majority of the directors to at least two successive annual meetings. This extension of time also tends to discourage a tender offer or takeover bid, and makes it more difficult for a majority of shareholders to change the composition of the Board of Directors, even though shareholders may desire to do so. Shareholders may consider this provision to be anti-takeover in nature.

         QNB Corp.'s Articles of Incorporation provide that the Board consist of nine directors. The number of directors may be changed only by the affirmative supermajority vote of:

         o the holders of at least 75% of the outstanding shares entitled to vote, or

         o 75% of the directors then in office. Any directorship may be filled by affirmative vote of at least 66-2/3% of the entire Board of Directors then in office.

         The president or a majority of the Board of Directors may call a special shareholders meeting. In addition, shareholders who hold at least 20% of the votes entitled to be cast at a shareholders meeting may call a special shareholders meeting.

         The holders of a majority of the outstanding shares of stock entitled to vote may, by affirmative vote, amend QNB Corp.'s Articles of Incorporation, provided, however, that the following articles may be amended only by the affirmative vote of 75% of the outstanding shares of stock then entitled to vote:

         o Article V (setting the number of authorized shares of capital stock),



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         o        Article VII (setting the number of directors and providing for classification of the Board of Directors, among other things),

         o Article VIII (concerning Business Combinations with Related Persons, as described above),

         o Article IX (incorporating recent anti-takeover amendments to the Pennsylvania Business Corporation Law), and

         o        Article X (relating to amendments).

         The primary purpose of the Articles of Incorporation and By-law provisions, described above, relating to directors, shareholders meetings and amendment of the Articles of Incorporation and By-laws, is to discourage a rapid change in the composition of the Board, particularly by parties hostile to management. In order to obtain effective control of QNB Corp., a takeover bidder, for example, must control at least a majority of the directors' votes and must obtain a greater percentage of the directors' votes to effect certain transactions. One common method for a takeover bidder to obtain control is to acquire a majority of the outstanding shares of a corporation through a tender offer or open-market purchase or purchases, and then to use the acquired voting power to remove existing directors or to create new directorships and fill the positions with persons chosen by the takeover bidder. Restricting the creation of new directorships and the filling of vacancies makes this strategy more difficult to implement, and encourages potential takeover bidders to obtain the consent of the existing Board before attempting a takeover.

         In addition, the other provisions, relating to the number of directors and filling of vacancies, also make changing the composition of the Board of Directors more difficult, even if the shareholders believe the change is warranted. These provisions increase the security of incumbent directors in their positions and tend to perpetuate incumbent management.

"ANTI-TAKEOVER" PROVISIONS OF PENNSYLVANIA LAW.

         Pennsylvania law, subject to certain exceptions, imposes a five-year moratorium on certain Business Combinations between certain corporations and any shareholder who acquires 20% or more of the corporation's voting stock (the "Interested Shareholder"), unless the Interested Shareholder obtains prior approval of the corporation's board of directors or, if the Interested Shareholder owns 80% or more of the corporation's voting stock and has held the stock for at least three consecutive months, the Interested Shareholder obtains approval of a majority of disinterested shareholders and complies with certain detailed "fair price" provisions. This moratorium period runs from the date on which the Interested Shareholder first acquires, directly or beneficially, a "control percentage" equal to voting power over 20% or more of the corporation's voting shares. The section excludes from the determination of the 20% stock ownership threshold, stock held by, or received (through gift or bequest) from any natural person who has held such stock continuously since January 1, 1983. Once the five-year moratorium period expires, a Business Combination may be approved by a majority of disinterested


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shareholders or a majority of all shareholders, subject to compliance with the
"fair price" provisions. The section specifically provides that a corporation's Board of Directors may waive the applicability of the moratorium as to a shareholder who would otherwise be restricted by the section. In theory, the section serves to inhibit certain Business Combinations that are attempted without prior approval of a corporation's Board of Directors.

         A separate section of Pennsylvania law requires certain entities that acquire a greater than 20% equity interest in some Pennsylvania corporations to offer to purchase all other outstanding capital stock of the corporation at a minimum "fair price." As specifically permitted by the section, QNB Corp.'s Board of Directors amended QNB Corp.'s Articles of Incorporation to exempt QNB Corp. and its shareholders from the applicability of this section.

         Pennsylvania law also permits the adoption of plans to provide for a Pennsylvania corporation's issuance of rights to buy shares to existing shareholders. These plans are commonly implemented by distributing dividends of one right for each share held to the holders of common stock of a target company. Each right permits the holder to purchase one share of common stock or other form of equity security at any time during an exercise period determined by the Board of Directors. Once a third party has acquired a sufficient amount of the target company stock, e.g., 20%, each right becomes exercisable and permits the holders to purchase either the acquiring company's stock or the target's common stock at a predetermined price.

         Although QNB Corp.'s Board of Directors believes these provisions are beneficial to shareholders by encouraging arms-length negotiations with potential takeover bidders, these provisions also tend to discourage some takeover bids. As a result, QNB Corp. shareholders may be deprived of opportunities to sell some or all of their shares in a tender offer. Tender offers for control usually involve a purchase price higher than the current market price and may involve a bidding contest between competing takeover bidders. These provisions also discourage open-market purchases by a potential takeover bidder, as the purchases may temporarily increase the market price of QNB Corp.'s shares, enabling shareholders to sell their shares at a price higher than the otherwise prevailing price. The provisions also decrease the market price of QNB Corp.'s shares by making the stock less attractive to persons who invest in securities in anticipation of an increase in price if a takeover attempt develops.

         Further, these provisions make certain mergers or other Business Combinations with major shareholders more difficult to accomplish.

         Under the Change in Bank Control Act of 1978, subject to certain exceptions, no person may acquire "control" of a registered bank holding company by giving less than 60 days' prior written notice to the Federal Reserve Board. Under the Change in Bank Control Act of 1978 and the regulations promulgated thereunder, control is generally presumed to be the power to vote 25% or more of the common stock of a registered bank holding company. The Board of Governors of the Federal Reserve System is empowered to disapprove any such acquisition of control.